CB Pharma Acquisition Corp.

24 New England Executive Park, Suite 105

Burlington, MA 01803

(781) 652-4500

December 11, 2014

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CB Pharma Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-199558 ( the "Registration Statement")

Dear Mr. Mancuso:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 10:00 a.m., December 12, 2014, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)         The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CB PHARMA ACQUISITION CORP.

By:	/s/ Lindsay A. Rosenwald
Lindsay A. Rosenwald, Chief Executive Officer

EARLYBIRDCAPITAL, INC.

366 Madison Avenue, 8th Fl.

New York, New York 10017

December 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Russell Mancuso, Branch Chief

Re:	CB Pharma Acquisition Corp.

Registration Statement on Form S-1 originally filed October 23, 2014

(File No. 333-199558) ( the "Registration Statement")

Dear Mr. Mancuso:

In connection with the Registration Statement on Form S-1 of CB Pharma Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:00 a.m., Friday, December 12, 2014 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 12, 2014

(ii)	Approximate dates of distribution: November 14, 2014 to November 18, 2014

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 8

(iv)	Number of prospectuses so distributed: approximately 794

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: included in Master Agreement Among Underwriters of EarlyBirdCapital, Inc.

[Signature page follows]

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO

[Signature page to Underwriter’s Acceleration Request – CB Pharma Acquisition Corp. IPO]